UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           ENHANCE SKIN PRODUCTS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   29332N 107
                                 (CUSIP Number)

                               Crisnic Fund, S.A.
                               c/o Lexperts, S.A.
                        Conhotel Office, Center Office 5
                                  Sabana Norte
                          San Jose, Costa Rica 224-1007
                                 011-506-8702991
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications

                                November 4, 2010
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 29332N 107                                           Page 2 of 5 Pages
--------------------                                           -----------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Crisnic Fund, S.A.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Costa Rica
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     4,000,000 shares of Common Stock
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       4,000,000 shares of Common Stock
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,000,000 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.51% of Common Stock
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 29332N 107                                           Page 3 of 5 Pages
--------------------                                           -----------------


ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock of Enhance Skin Products, Inc., a Nevada corporation ("Issuer"). The address of Issuer's principal office is 695 South Colorado Boulevard, Suite 400, Denver, Colorado 80246.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Crisnic Fund, S.A.

     (b)  Business Address

          c/o Lexperts, S.A.
          Conhotel Office, Center Office 5
          Sabana Norte
          San Jose, Costa Rica 224-1007

     (c)  Present Principal Occupation

          Crisnic Fund, S.A. is in the business of buying and selling securities for its own account.

     (d) During the last five years, neither Crisnic Fund, S.A. nor Anthony Gentile, President of Crisnic Fund, S.A., has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Crisnic Fund, S.A. nor Anthony Gentile, its President, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          Costa Rica.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 3, 2010, the Issuer and Crisnic Fund, S.A. entered into an Indirect Primary Offering Agreement ("IPOA") in order for Crisnic Fund, S.A. to provide an "equity drawdown facility" for the Issuer. Pursuant to the IPOA, the Issuer issued 1,750,000 shares of Common Stock to Crisnic Fund, S.A. as a fee valued at an aggregate of $70,000 or $.04 per share.

On August 3, 2010, Crisnic Fund, S.A. purchased 750,000 shares of Common Stock from the Issuer at $.04 per share or an aggregate of $30,000.

On November 4, 2010, Crisnic Fund, S.A. purchased 1,500,000 shares of Common Stock from the Issuer at $.02 per share or an aggregate of $30,000.

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 29332N 107                                           Page 4 of 5 Pages
--------------------                                           -----------------


ITEM 4. PURPOSE OF TRANSACTION

All of shares described in Item 3, above, were acquired and/or purchased for investment purposes by Crisnic Fund, S.A. Crisnic Fund, S.A. currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization  or  liquidation,   involving  Issuer  or  any  of  its
          subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f)  Any other material change in Issuer's business or corporate structure;

     (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A  class  of  equity   securities  of  Issuer  becoming  eligible  for
          termination of registration  pursuant to Section  12(g)(4) of the Act;
          or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 53,250,000 shares of Issuer's Common Stock outstanding. Crisnic Fund, S.A. beneficially owns 4,000,000 shares of Issuer's Common Stock or approximately 7.51% of Issuer's issued and outstanding Common Stock.

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 29332N 107                                           Page 5 of 5 Pages
--------------------                                           -----------------


     (b)  Power to Vote and Dispose

          Anthony Gentile, President of Crisnic Fund, S.A., has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 4,000,000 shares of the Issuer's Common Stock owned directly by Crisnic Fund, S.A.

     (c)  Transactions within the Past 60 Days

          Neither Mr. Gentile nor Crisnic Fund, S.A. has engaged in any transactions in Common Stock of Issuer during the past sixty days.

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e) Date Reporting Person Ceased to be the Beneficial Owner of More Than Five Percent of the class of securities, if applicable

          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      February 25, 2013
                                      --------------------------------------
                                      (Date)


                                      /s/ Anthony Gentile
                                      --------------------------------------
                                      Signature

                                      Anthony Gentile, President
                                      --------------------------------------
                                      Name